FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Additional Investment in Brazilian Agricultural Business, Multigrain AG

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 7, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

October 7, 2008

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Additional Investment in Brazilian Agricultural Business, Multigrain AG

Mitsui & Co., Ltd. (“Mitsui”) and CHS Inc. (“CHS”, head office: USA; listed on NASDAQ), a major energy, grains and foods company in the United States, have agreed to participate in an additional investment of US$200 million in Multigrain AG (“Multigrain”, head office: Switzerland) in response to capital needs resulting from an expansion of Multigrain’s operations in Brazil.

Mitsui’s additional investment is US$123.75 million, with total investment of US$210 million. Multigrain will allocate this recent increased capital to expand its business including acquisition of farmland for increasing the production of soybeans, corn and cotton. With this additional investment, Mitsui aims to secure stable supply of food resources through improving Multigrain’s production efficiency, and Mitsui’s share of ownership in Multigrain rises to 39.35%, making it one of the two largest shareholders of Multigrain on par with CHS.

Mitsui continues to support the growth of Multigrain with a coherent management system from production through processing and exports in Brazil, thereby responding to the global demand for food, and contributing to ensuring food safety and security.

Shareholdings of Multigrain AG after additional investment

Mitsui	39.35%
CHS group	39.35%
PMG group (*)	21.30%	*PMG group owns PMG Trading S.A. in Brazil.

Multigrain AG

Established	2006

Head office location	Zug, Switzerland

Business	Owns the 100% subsidiary Multigrain S.A. as its operating company in Brazil, engaged in the origination and export of soybeans, marketing and export of cotton and sugar, import of wheat, flour production, domestic sales of fertilizers, etc. in Brazil. Through its 100% subsidiary Xingu AG, also owns Agricola Xingu S.A., involved in growing soybeans, corn, and cotton, and in cotton ginning (producing ginned cotton from raw), etc. in Brazil.

CHS Inc.

Established	1998

Head office location	Minnesota, USA

Business	A major energy, grains and foods company and listed on NASDAQ. Operations include grain origination and export, and oil refining and sales.

Outline of results	2007 Revenues $17.2 billion, Earnings $750 million. Operates Ventura Foods, LLC in 50:50 partnership with Wilsey Foods Inc. (Mitsui’s subsidiary) and United Harvest, LLC in 50:50 partnership with United Grain Corp. (Mitsui’s subsidiary).

PMG Trading S.A.

Established	1999

Head office location	Sao Paolo, Sao Paolo State, Brazil

Business	PMG transferred control of its soybean, wheat and milling businesses to Multigrain in 2006.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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